                                                                    EXHIBIT 4(e)

METROPOLITAN NETWORK CAPACITY SALE AGREEMENT ("CAPACITY SALE AGREEMENT") MADE AS OF THIS 28TH DAY OF APRIL, 2000 BY AND BETWEEN MAXCOM TELECOMUNICACIONES, S.A. DE C.V., A MEXICAN SOCIEDAD ANONIMA DE CAPITAL VARIABLE HAVING ITS PRINCIPAL PLACE OF BUSINESS AT MAGDALENA 211, COLONIA DEL VALLE, 03100, MEXICO, D.F., MEXICO ("MAXCOM"), AND METRO NET, S.A. DE C.V., A MEXICAN SOCIEDAD ANONIMA DE CAPITAL VARIABLE HAVING ITS PRINCIPAL PLACE OF BUSINESS AT MICHOACAN 22-B, COLONIA CONDESA, 06110, MEXICO, D.F., MEXICO ("METRO NET"), PURSUANT TO THE FOLLOWING FACTS AND CIRCUMSTANCES:

     A. Metro Net has developed, owns and operates a fiber optic network in Mexico City, pursuant to that certain concession granted by the Mexican Ministry of Communications and Transportation, dated July 5, 1997, a copy of which, together with all of its amendments, supplements and modifications as of the date hereof, is attached hereto as Appendix 1 ("Concession"). The Metro Net network is fully described in Appendix 2, as amended prior to each Closing Date (as specifically defined herein) to reflect the construction of any additional network developed and operated by Metro Net ("DF Network");

     B. Maxcom desires to acquire from Metro Net, pursuant to the terms and conditions set forth in Article 2. hereof, the irrevocable, exclusive and unlimited right to use, for the Term, the backbone fiber optic capacity of the fiber optic strands described in Appendix 2A (such rights herein referred to in the aggregate as the "Acquired Capacity");

     C. Maxcom further desires an option to acquire from Metro Net, pursuant to the terms and conditions set forth in Article 3. hereof, the irrevocable, exclusive and unlimited right to use, for the Term, the backbone fiber optic capacity of the fiber optic strands described in Appendix 2A (such rights to acquire fiber optic capacity herein referred to in the aggregate as the "Optioned Capacity");

     D. Maxcom and Metro Net intend that from and after the acquisition of the Acquired Capacity and any Optioned Capacity by Maxcom, the DF Network relating to such capacity shall be maintained by Metro Net for the benefit of Maxcom, pursuant to the terms of the Maintenance Agreement in the form of Exhibit A hereto ("Maintenance Agreement");

     E. Maxcom and Metro Net hereby acknowledge that the irrevocable, exclusive and unlimited right to use any fiber optic capacity acquired from Metro Net shall not be construed as the purchase by Maxcom of the physical mediums of transmission or interpreted as the partial or total assignment of the Concession.

     F. The parties desire to enter into this Capacity Sale Agreement to define the terms and conditions governing their relationship in connection with the acquisition by Maxcom of the Acquired Capacity and the granting to Maxcom of the option to acquire the Optioned Capacity.

     NOW THEREFORE, in consideration of the mutual obligations herein contained, the parties enter into this Capacity Sale Agreement pursuant to the following:

                                     CLAUSES

                                   ARTICLE 1.

                                   DEFINITIONS

     1.1. TERMS. Capitalized terms have the meaning first set out for such terms in the text hereof or, if no meaning is set out in the text, in Appendix 4 attached hereto, except where context requires otherwise.



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     1.2. INTERPRETATION. Unless otherwise required by the context in which any term appears: the singular of a term also includes the plural, and the masculine, the feminine and neuter; references to "Articles," "Sections," "Exhibits," "Schedules," or "Appendices" are references to articles, sections, exhibits, schedules or appendices of this Capacity Sale Agreement; the titles of the Articles and Sections are a matter of convenience of reference only, and do not affect the meaning or construction of any provision of the agreement where they are use; references to a particular entity include a reference to such entity's successor and permitted assigns; the words "herein, "hereof" and "hereunder" refer to this Capacity Sale Agreement as a whole and not to any particular section or subsection; the words "include," "includes" or "including" mean "including, but not limited to"; references to an agreement shall be to such agreement as amended and supplemented or modified to the date of reference; references to any applicable Law shall be to such Law as amended, supplemented, modified or replaced from time to time; and "day" shall mean calendar day, and whenever an event is to be performed by a particular date, or a period ends on a particular date, and the date in question falls on a Saturday or Sunday, or a day when the commercial banks are not authorized to open in the jurisdiction in which the relevant performance is to occur, the event shall be performed, or the period shall end, on the next succeeding business day. The parties confirm that they have agreed to the wording of this Capacity Sale Agreement, and none of the provisions hereof shall be construed against one party on the ground that such party is the author of any part hereof.

     1.3. APPENDICES, EXHIBITS AND SCHEDULES. This Capacity Sale Agreement shall include the following Appendices, Exhibits and Schedules, each of which is made a part of this Capacity Sale Agreement by this references:

     Appendix 1:               Concession.

     Appendix 2:               Layout of DF Network (including the South Ring
                               portion of the network).

     Appendix 2A:              Layout and description of Maxcom' Network.

     Appendix 3:               Maxcom's POPs.

     Appendix 4:               Index of Definitions.

     Disclosure Schedule: Metro Net.

     Disclosure Schedule: Maxcom.

     Exhibit A:                Maintenance Agreement.

     Exhibit B:                Maxcom Acceptance Protocol.

     Exhibit C:                Inter Owner Agreement

     Exhibit D:                Amendment to the Master Services Agreement

                                   ARTICLE 2.

                             ACQUISITION OF CAPACITY

     2.1. ACQUISITION OF CAPACITY. Subject to the terms and conditions of this Capacity Sale Agreement, Maxcom agrees to acquire from Metro Net, and Metro Net agrees to sell to Maxcom, the Acquired Capacity, as follows:

     a) On the First Closing Date (as defined below), Maxcom will acquire from Metro Net and Metro Net will transfer to Maxcom (i) six (6) fiber optic strands of backbone fiber optic capacity in the DF Network




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("Initial Capacity") as described in Appendix 2A, and (ii) the connections to the DF Network of the Points-of-Presence (as defined below) specifically listed in Appendix 3 hereof for connection on the First Closing (each consisting of six
(6) fiber optic strands of backbone fiber optic capacity) ("Initial Maxcom
POPs").

     b) Provided that the conditions mentioned in Section 2.8 are met on the Second Closing Date (as defined below), Maxcom will acquire from Metro Net and Metro Net will transfer to Maxcom six (6) fiber optic strands of backbone fiber optic capacity on the South Ring Mexico City Backbone route of the DF Network, as described in Appendix 2 hereof ("South Ring Mexico City Backbone Capacity").

     c) On Additional Capacity Closing Dates (as defined below), Maxcom shall have the right, but not the obligation, to acquire from time to time six (6) fiber optic strands of backbone fiber optic capacity (the "Additional Capacity") on any new backbone routes to be completed by Metro Net in Mexico City on or before June 30, 2001 ("Additional DF Network"); in the understanding, however, that the Acquired Capacity shall not include any fiber optic capacity existing as of the First or Second Closing Dates (as defined below) that is not expressly part of the Initial Capacity or the South Ring Mexico City Backbone Capacity.

     2.2. USE OF THE ACQUIRED CAPACITY. Maxcom agrees to use the Acquired Capacity exclusively to carry out its business as a concessioned telecommunication services provider pursuant to all applicable laws and regulations and consistently with the Maintenance Agreement, the Inter Owner Agreement or any successor agreement thereof. Maxcom further agrees that it shall not, without the prior written authorization from Metro Net, or as otherwise provided herein,: (i) directly or indirectly, re-sell, lease or sublease the Acquired Capacity or the Optioned Capacity, except in compliance with mandatory provisions provided in applicable law; (ii) offer the Acquired Capacity or the Optioned Capacity in the form of "dark fiber" to any third party; (iii) grant or assign "irrevocable rights of usage" relating to the Acquired Capacity or the Optioned Capacity to any third party; (iv) connect the Acquired Capacity or the Optioned Capacity to end-user clients; or (v) use the Acquired Capacity or the Optioned Capacity in any manner that represents a breach of this Agreement. Maxcom and Metro Net also agree that Maxcom shall use the Acquired Capacity and any Optioned Capacity exclusively to connect Maxcom's Points-of-Presence ("POPs") and switches; in the understanding that the switches of other carriers may only be connected to the Acquired Capacity and any Optioned Capacity if they meet the criteria to become a Maxcom POP. For the purposes of this Capacity Sale Agreement, a Point-of-Presence shall be defined as any location or site in which Maxcom aggregates substantial traffic from two or more customers as evidenced by Maxcom-owned traffic concentration equipment (including radios, antennas and other equipment used to concentrate traffic collected by Maxcom) installed at such site. If Metro Net so requests, Maxcom shall furnish Metro Net with any information necessary to confirm that such location meets the criteria to be a Maxcom POP. A list of Maxcom's Initial POPs and a preliminary list of Maxcom's future POPs ("Maxcom's Designated POPs") is included in Appendix 3.

     Nothing provided herein shall be interpreted as a limitation for Maxcom to carry out its business as a concessioned telecommunication services provider pursuant to all applicable laws and regulations.

     2.3. RIGHT TO ALLOCATE FIBERS. Metro Net reserves the right to allocate specific fiber optic strands to Maxcom in connection with the Acquired Capacity, provided that Metro Net will ensure that all fiber optic strands of the Acquired Capacity are included in a single tube throughout the corresponding sections of the DF Network that contain the Acquired Capacity. The allocation of fiber optic strands shall be made prior to each Closing Date, as applicable.

     2.4. NON-ASSUMPTION OF LIABILITIES. Except to the extent expressly provided herein and in the Maintenance Agreement, the acquisition by Maxcom of the Acquired Capacity does not impose on Maxcom any obligations or liabilities as they relate to the DF Network, including but not limited to any obligations or liabilities for the payment of Taxes, right-of-way fees, duties or obligations or liabilities assumed or incurred by Metro Net in the development, construction, ownership, operation, exploitation or commercialization of the DF Network.

     2.5. PURCHASE PRICE. The purchase price for the Acquired Capacity ("Purchase Price") shall be U.S.$6,750.00 (Six Thousand Seven Hundred and Fifty U.S. Dollars) per kilometer of fiber optic strand, plus value added tax, payable in cash on the corresponding Closing Date by wire transfer or delivery of immediately available funds, except that 15% (fifteen percent) of the Purchase Price shall be withheld by Maxcom until the date on which





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the minor deficiencies contained in the minor deficiencies list ("Punch List")
for the corresponding Closing Date are fully completed to Maxcom's satisfaction.

     2.6. ACQUIRED CAPACITY CLOSINGS. The closings of the acquisition by Maxcom of the Acquired Capacity as contemplated by this Article 2 shall take place as follows:

     a) The closing for the acquisition of the Initial Capacity and Initial Maxcom's POPs ("First Closing") shall take place at a location to be mutually agreed by the parties commencing at 10:00 a.m. local time on the day following the satisfaction or written waiver of all conditions to the obligations of the parties to consummate the First Closing as contemplated by this Article 2 (other than conditions with respect to actions the respective parties will take at the First Closing), but in any event no later than May 30, 2000, or such other date as the parties may mutually determine ("First Closing Date");

     b) The closing for the acquisition of the South Ring Mexico City Backbone Capacity ("Second Closing") shall take place at a location to be mutually agreed by the parties commencing at 10:00 a.m. local time on the day following the satisfaction or written waiver of all conditions to the obligations of the parties to consummate the Second Closing as contemplated by this Article 2. (other than conditions with respect to actions the respective parties will take at the Second Closing), but in any event no later than November 15, 2000 (and, in any case, within 30 (thirty) days following the date Metro Net notifies Maxcom that the South Ring Mexico City Backbone is complete), or such other date as the parties may mutually determine ("Second Closing Date");

     c) Additional closings may take place in connection with the acquisition of the Additional Capacity on the dates and at locations to be mutually agreed by the parties (each an "Additional Capacity Closing"). Additional Capacity Closings may occur when enough route kilometers of Additional Capacity are available for delivery; in the understanding, however, that Metro Net shall have the obligation to offer to Maxcom the Additional Capacity until June 30, 2001 and that no Additional Capacity Closing shall take place later than September 28, 2001 (each an "Additional Capacity Closing Date"). Metro Net shall fulfill its obligation to offer the Additional Capacity no later than (i) 60 (sixty) days after Metro Net completes the construction of any new backbone routes conforming the Additional DF Network, or (ii) June 30, 2001, whichever occurs first. Maxcom shall have 30 (thirty) days from the date upon which it is notified in writing of the completion of any new backbone routes comprising the Additional DF Network to accept in writing Metro Net's offer of such Additional Capacity, and the corresponding Additional Capacity Closing Date shall occur within 60 (sixty) days of the date of Metro Net's notice relating to such Additional Capacity.

     2.7. DELIVERIES AT CLOSING. As appropriate, at each of the First, Second and Additional Capacity Closings:

     a) Metro Net will deliver to Maxcom the various certificates, instruments, and documents referred to in Section 2.8.1 below;

     b) Maxcom will deliver to Metro Net the various certificates, instruments, and documents referred to in Section 2.8.2 below; and

     c) Maxcom will deliver to Metro Net, in cash by irrevocable wire transfer or delivery of other immediately available funds, the Purchase Price specified in Section 2.5 above (less the 15% (fifteen percent) mentioned therein) that corresponds to the acquisition of the Initial Capacity (which includes the Initial Maxcom POPs), the South Ring Mexico City Backbone Capacity or the Additional Capacity; in the understanding that on the First Closing Maxcom shall pay to Metro Net the amount specified in Section 9.10 to compensate Metro Net for transaction costs, provided that such amount shall be reimbursed to Maxcom if the condition precedent referred to in Section 2.10.2 is not fulfilled or waived and, therefore, this Capacity Sale Agreement ceases to exist. Metro Net shall provide Maxcom wire transfer instruction with at least 2 (two) business day prior notice.

     2.8. CONDITIONS TO OBLIGATION TO CLOSE.



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     2.8.1. CONDITIONS TO OBLIGATION OF MAXCOM. The obligation of Maxcom to consummate the transactions to be performed by it in connection with each of the First, Second and Additional Capacity Closings is subject to satisfaction of the following conditions:

     a) the representations and warranties set forth in Section 4.1 below shall be true and correct in all material respects with respect to Metro Net and the Acquired Capacity as of the corresponding Closing Date and Maxcom shall have reasonably confirmed such compliance to its satisfaction;

     b) Metro Net shall have performed and complied with all of its covenants hereunder (including but not limited to those provided in Article 5) in all material respects through the corresponding Closing Date and Maxcom shall have reasonably confirmed such compliance to its satisfaction, in the understanding that Maxcom shall have the right to request the information and documentation to corroborate that (i) Metro Net has all Government Approvals as of each Closing and (ii) there are no rights in favor of third parties regarding goods and materials (including dark fiber) used by Metro Net to develop and construct Maxcom's Network;

     c) Maxcom shall have reasonably confirmed to its satisfaction through prior verification, that the Acquired Capacity being delivered by Metro Net complies with Maxcom's Acceptance Protocol; in the understanding that the corresponding Closing may take place even if there are some minor deficiencies as of such Closing Date to be listed in the corresponding Punch List;

     d) no action, suit, or proceeding shall be pending or threatened against Metro Net before any Government Authority wherein an unfavorable injunction, judgment, order, decree, ruling, charge or award would (i) prevent perfection or consummation of any of the transactions contemplated by this Capacity Sale Agreement, (ii) cause any of the transactions contemplated by this Capacity Sale Agreement to be rescinded following perfection or consummation, (iii) affect adversely the right of Maxcom to own, use and control the Acquired Capacity or the Optioned Capacity, and no such injunction, judgment, order, decree, ruling, charge or award shall be in effect;

     e) in the case of the First Closing, the parties shall have entered into the Inter Owner Agreement;

     f) the parties shall have entered into the Maintenance Agreement or, in the case of the Second Closing and any Additional Capacity Closings, amended the Maintenance Agreement, including any and all relevant annexes, appendices and exhibits thereto, to incorporate the South Ring Mexico City Backbone Capacity or the Additional Capacity, as applicable;

     g) the parties shall have amended Appendix 2 to provide an accurate and detailed description of the DF Network corresponding to Appendix 2A;

     h) in the case of the First Closing, the parties shall have amended in an appropriate manner the Master Services Agreement;

     i) all other actions to be taken by Metro Net, and all other certificates, instruments, and other documents required to effect the transactions contemplated hereby with respect to the sale of the Acquired Capacity have occurred and been delivered in form and substance satisfactory to Maxcom; and

     j) Metro Net shall have delivered to Maxcom a certificate to the effect that each of the conditions specified in this Section 2.8.1. is satisfied in all respects.

     2.8.2. CONDITIONS TO OBLIGATION OF METRO NET. The obligation of Metro Net to consummate the transactions to be performed by it in connection with each of the First, Second and Additional Capacity Closings is subject to satisfaction of the following conditions:

     a) the representations and warranties set forth in Section 4.2. below shall be true and correct in all material respects with respect to the Acquired Capacity as of the corresponding Closing Date; and Metro Net shall have reasonably confirmed such compliance to its satisfaction;




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     b) in the case of the First Closing, the parties shall have entered into the Inter Owner Agreement;

     c) the parties shall have entered into the Maintenance Agreement or, in the case of the Second Closing and any Additional Capacity Closings, amended the Maintenance Agreement, including any and all relevant annexes, appendices and exhibits thereto, to incorporate the South Ring Mexico City Backbone Capacity or the Additional Capacity, as applicable;

     d) the parties shall have amended Appendix 2 to provide an accurate and detailed description of the DF Network corresponding to Appendix 2A;

     e) in the case of the First Closing, the parties shall have amended in an appropriate manner the Master Services Agreement;

     f) in the case of the First Closing, all other actions to be taken by Maxcom, and all other certificates, instruments, and other documents required to effect the transactions contemplated hereby with respect to the sale of the Acquired Capacity have occurred and been delivered in form and substance satisfactory to Metro Net; and

     g) Maxcom shall have delivered to Metro Net a certificate to the effect that each of the conditions specified in this Section 2.8.2. is satisfied in all respects.

     2.9. CONNECTION OF THE ACQUIRED CAPACITY TO MAXCOM'S POPS. Metro Net agrees that it will, at Maxcom's written request, connect with a dual connection the Acquired Capacity and any Optioned Capacity to Maxcom's Designated POPs, including those listed in Appendix 3 hereto and switches at a price of U.S.$20,000.00 (Twenty Thousand U.S. Dollars) per POP, minus any installation costs previously invoiced by Metro Net to Maxcom for such location (any such POP, a "Future POP"). The connection price shall not apply to the Initial Maxcom POPs which shall be connected by Metro Net as part of the First Closing and without additional consideration.

     In the case of the Initial Maxcom POPs (other than Maxcom's Magdalena switch), a connection price of U.S.$12,000.00 (Twelve Thousand U.S. Dollars) shall also apply if Maxcom requests a second connection to the Acquired Capacity, and it is further agreed that any such second connection may be completed after the First Closing. Metro Net will provide a second connection to Maxcom's Magdalena switch to the Acquired Capacity at no charge to Maxcom, provided that Maxcom shall be responsible for obtaining all permits and permissions related to such second connection. If any Initial Maxcom POP does not require a second connection to the Acquired Capacity, Metro Net shall make available a connection for that POP to the Acquired Capacity using the existing access at no additional cost to Maxcom.

     The indicative pricing above shall include project management and supervision of a connection consisting of a dual connection to a new POP located within 100 (one hundred) meters of the Acquired Capacity. Pricing does not include costs of any Government Approval or additional external fiber, poles or civil works that may be required, in which case Maxcom shall be responsible for said additional costs.

     Terms and conditions for connection to POPs more than 100 (one hundred) meters from the Acquired Capacity will be mutually agreed upon, although Metro Net shall not be obligated to make any connection greater than 100 (one hundred) meters. Should Metro Net and Maxcom not agree upon the terms of connection for any POP that is more than 100 (one hundred) meters from the Acquired Capacity, Maxcom may build such connection on its own, complying at all times with industry standards, and provided that the connection of any such new network construction by Maxcom to the Acquired Capacity shall be made by Metro Net and that said connection is technically feasible and does not affect the DF Network.

     2.10. CONDITIONS PRECEDENT.

     2.10.1. CONDITION PRECEDENT RELATED TO THE INITIAL CAPACITY. If the First Closing Date does not occur on or before June 30, 2000 for reasons reasonably imputable to Metro Net or its contractors, this Capacity Sale




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Agreement shall cease to exist due to the non-compliance of this condition precedent required for its validity and enforceability. In such case, Metro Net shall pay to Maxcom a compensation fee (as liquidated damages) of U.S.$800,000.00 (Eight Hundred Thousand U.S. Dollars) no later than 30 (thirty) business days after written notification is delivered by Maxcom to Metro Net. In such case, Maxcom's obligation to acquire the South Ring Mexico City Backbone Capacity, as well as its right to acquire the Additional Capacity, shall also cease to exist.

     If, for reasons that are not reasonably imputable to Metro Net or its contractors the First Closing does not occur on or before such date, Maxcom and Metro Net will negotiate in good faith a reasonable additional time for such First Closing to occur and, if appropriate, compensation for Maxcom.

     The parties agree and acknowledge that the acquisition of the Initial Capacity is subject to and conditioned upon the occurrence of the Second Closing, therefore to the delivery of the South Ring Mexico City Backbone Capacity pursuant to the terms and conditions of this Article 2.

     2.10.2. CONDITION PRECEDENT RELATED TO THE SOUTH RING MEXICO CITY BACKBONE CAPACITY. Maxcom's obligations under this Capacity Sale Agreement are conditioned to the occurrence of the Second Closing on or before November 30, 2000, therefore to the delivery by Metro Net of the South Ring Mexico City Backbone Capacity, in the understanding that Maxcom has the right to waive such condition. If, for reasons reasonably imputable to Metro Net or its contractors, the Second Closing has not taken place by November 30, 2000, Metro Net will return to Maxcom, upon Maxcom's request, any payments made under this Capacity Sale Agreement, with interest at 16% (sixteen percent) per annum, no later than 30 (thirty) business days after written request is delivered by Maxcom to Metro Net. Maxcom will relinquish all claims and rights with respect to the Initial Capacity upon receiving the above mentioned amount.

                                   ARTICLE 3.

                  OPTION TO PURCHASE ADDITIONAL FIBER CAPACITY

     3.1. GRANT OF OPTION. Subject to the terms and conditions of this Capacity Sale Agreement, Metro Net hereby grants to Maxcom the option to acquire all or any portion of the Optioned Capacity (each an "Option" and jointly the "Options"). The Optioned Capacity is comprised as follows:

     a) in conjunction with the First Closing Date, Metro Net will grant to Maxcom an Option allowing Maxcom to acquire the capacity of up to six additional fiber optic strands of backbone fiber optic capacity in the DF Network existing as of the First Closing Date ("Initial Capacity Option");

     b) in conjunction with the Second Closing Date, Metro Net will grant to Maxcom an Option allowing Maxcom to acquire the capacity of up to six additional fiber optic strands of backbone fiber optic capacity in the South Ring Mexico City Backbone ("South Ring Mexico City Backbone Capacity Option"); and

     c) in conjunction with any Additional Capacity Closing Date, Metro Net will grant to Maxcom an Option allowing Maxcom to acquire the capacity of up to six additional fiber optic strands of backbone fiber optic capacity in the Additional DF Network ("Additional Capacity Option").

     3.2. CONDITIONS TO THE OPTION. The exercise of the Initial Capacity Option, the South Ring Mexico City Backbone Capacity Option and any Additional Capacity Option shall be subject to these conditions:

     a) Maxcom may exercise the corresponding Option only to acquire the capacity of either 2, 4 or 6 additional fiber strands with respect to the corresponding Acquired Capacity on any Closing Date;

     b) Maxcom may only exercise each Option once with respect to the corresponding Acquired Capacity on any Closing Date;

     c) the exercise of each Option shall apply to the entirety of the route distance of the corresponding Acquired Capacity on any Closing Date; and




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     d) Maxcom agrees to use the Optioned Capacity in accordance with the provisions of Section 2.2. hereof.

     3.3. NON-ASSUMPTION OF LIABILITIES. Except to the extent expressly provided herein and in the Maintenance Agreement, the acquisition by Maxcom of the Optioned Capacity does not impose on Maxcom any obligations or liabilities as they relate to the DF Network, including but not limited any obligations or liabilities for the payment of Taxes, right-of-way fees, duties or obligations or liabilities assumed or incurred by Metro Net in the development, construction, ownership, operation, exploitation or commercialization of the DF Network.

     3.4. OPTION PERIOD. The term of each Option commences on the Closing Date corresponding to the Acquired Capacity related with such Option and shall remain in effect until and through the first anniversary of such Closing Date ("Option Period").

     3.5. ELECTION. Maxcom may elect to exercise the corresponding Option at any time during the applicable Option Period by delivery of a written notice to Metro Net. As promptly or practicable after receipt of a given notice, but in any case within 90 (ninety) days after receipt, Metro Net shall cause the closing (each such closing date, an "Optioned Capacity Closing Date") for the acquisition by Maxcom of the portion of the Optioned Capacity to which the relevant notice refers to occur as contemplated by this Article 3. ("Optioned Capacity Closing"), provided that the conditions set out in Section 3.9.2. below have been satisfied.

     3.6. OPTION EXERCISE PRICE. The purchase price for each portion of the Optioned Capacity shall be U.S.$6,750.00 (Six Thousand Seven Hundred and Fifty U.S. Dollars) per kilometer of fiber optic strand, plus any amounts corresponding to the applicable value added tax, payable in cash on the corresponding Optioned Capacity Closing Date by wire transfer or delivery of immediately available funds ("Option Exercise Price"), except that 15% (fifteen percent) of the Purchase Price shall be withheld by Maxcom until the minor deficiencies listed in the Punch List for the corresponding Optioned Capacity Closing are fully completed to Maxcom's satisfaction.

     3.7. OPTIONED CAPACITY CLOSINGS. Each Optioned Capacity Closing shall take place at a location to be mutually agreed by the parties commencing at 10:00 A.M. local time on the day following the satisfaction or written waiver of all conditions to the obligations of the parties to consummate the transactions contemplated by this Article 3. with respect to the portion of the Optioned Capacity to be acquired (other than conditions with respect to actions the respective parties will take at the corresponding Optioned Capacity Closing) or such other date as the parties may mutually determine.

     3.8. DELIVERIES AT THE OPTIONED CAPACITY CLOSINGS. At each Optioned Capacity Closing with respect to any portion of the Optioned Capacity:

     a) Metro Net will deliver to Maxcom the various certificates, instruments, and documents referred to in Section 3.9.1 below;

     b) Maxcom will deliver to Metro Net the various certificates, instruments, and documents referred to in Section 3.9.2 below;

     c) Maxcom will deliver to Metro Net the sum of the Option Exercise Price corresponding to the Initial Option, the South Ring Mexico City Backbone Capacity Option or any Additional Option, as applicable, plus any applicable value added tax.

     3.9. CONDITIONS TO OBLIGATION TO CLOSE AN OPTION.

     3.9.1. CONDITIONS TO OBLIGATION OF MAXCOM. The obligation of Maxcom to consummate the transactions to be performed by it in connection with any Optioned Capacity Closing is subject to satisfaction of the following conditions:




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

     a) the representations and warranties set forth in Section 4.1 below shall be true and correct in all material respects as of such Optioned Capacity Closing Date and Maxcom shall have reasonably confirmed such compliance to its satisfaction;

     b) Metro Net shall have performed and complied with all of its covenants hereunder (including but not limited to those provided in Article 5.) in all material respects through the Optioned Capacity Closing Date and Maxcom shall have reasonably confirmed such compliance to its satisfaction;

     c) Maxcom shall have reasonably confirmed at its satisfaction through prior verification that the Optioned Capacity being delivered by Metro Net at the corresponding Optioned Capacity Closing Date complies with Maxcom's Acceptance Protocol; in the understanding that the corresponding Optioned Capacity Closing may take place even if there are some minor deficiencies as of such Closing Date to be listed in the corresponding Punch List;

     d) no action, suit, or proceeding shall be pending or threatened against Metro Net before any Government Authority wherein an unfavorable injunction, judgment, order, decree, ruling, charge or award would (i) prevent perfection or consummation of any of the transactions contemplated by this Capacity Sale Agreement, (ii) cause any of the transactions contemplated by this Capacity Sale Agreement to be rescinded following perfection or consummation, (iii) affect adversely the right of Maxcom to own, use and control the Acquired Capacity or the Optioned Capacity, and no such injunction, judgment, order, decree, ruling, charge or award shall be in effect;

     e) the parties shall have amended the Maintenance Agreement, including any and all relevant annexes, appendices and exhibits thereto, to incorporate the relevant portion of the Optioned Capacity;

     f) all other actions to be taken by Metro Net, and all other certificates, instruments, and other documents required to effect the transactions contemplated hereby with respect to the sale of the relevant portion of the Optioned Capacity have occurred and been delivered in form and substance satisfactory to Maxcom; and

     g) Metro Net shall have delivered to Maxcom a certificate to the effect that each of the conditions specified in this Section 3.9.1 is satisfied in all respects.

     3.9.2. CONDITIONS TO OBLIGATION OF METRO NET. The obligation of Metro Net to consummate the transactions to be performed by it in connection with any Optioned Capacity Closing is subject to satisfaction of the following conditions:

     a) the representations and warranties set forth in Section 4.2 below shall be true and correct in all material respects as of such Optioned Capacity Closing Date and Metro Net shall have reasonably confirmed such compliance to its satisfaction;

     b) the parties shall have amended the Maintenance Agreement to incorporate the relevant portion of the Optioned Capacity;

     c) all actions to be taken by Maxcom, as appropriate, and all certificates, instruments, and other documents required to effect the transactions contemplated hereby with respect to the relevant portion of the Optioned Capacity have occurred and been delivered in form and substance reasonably satisfactory to Metro Net; and

     d) Maxcom shall have delivered to Metro Net a certificate to the effect that each of the conditions specified in this Section 3.9.2 is satisfied in all respects.

     3.10. RIGHT TO ALLOCATE FIBERS. Metro Net reserves the right to allocate specific fiber optic strands to Maxcom in connection with the Optioned Capacity. In this regard, Metro Net will ensure that all fiber optic strands of the Optioned Capacity are included in a single tube throughout the corresponding section of the DF Network that contain the Optioned Capacity. The allocation of the fiber optic strands shall be made prior to each Optioned Capacity Closing Date.

                                   ARTICLE 4.

                         REPRESENTATIONS AND WARRANTIES

     4.1. REPRESENTATIONS AND WARRANTIES OF METRO NET. Metro Net represents and warrants to Maxcom that the statements contained in this Section 4.1 are correct and complete as of the date of this Capacity Sale Agreement ("Effective Date"), the First Closing Date, the Second Closing Date, any Additional Capacity Closing Date, and any Optioned Capacity Closing Date (as though made then and as though the First Closing Date, the Second Closing Date, any Additional Capacity Closing Date, and any Optioned Capacity Closing Date were substituted for the Effective Date throughout this Section 4.1), except as set forth in the disclosure schedule accompanying this Capacity Sale Agreement and initialed by the parties ("Disclosure Schedule"). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4.1.

     4.1.1. ORGANIZATION OF METRO NET. Metro Net is a sociedad anonima de capital variable organized and validly existing under the Laws of Mexico.

     4.1.2. AUTHORIZATION OF TRANSACTION. Metro Net has full power and authority (including full corporate power and authority) to execute and deliver this Capacity Sale Agreement and to perform its obligations hereunder. This Capacity Sale Agreement constitutes the valid and legally binding obligations of Metro Net, enforceable in accordance with its terms and conditions.

     4.1.3. NON-CONTRAVENTION. Neither the execution and the delivery of this Capacity Sale Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any Law to which Metro Net is subject or any provision of the charter and by-laws of Metro Net, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract lease, license, instrument, or other arrangement to which Metro Net is a party or by which it is bound or to which any of its assets is subject.

     4.1.4. BROKER'S FEES. Metro Net has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Capacity Sale Agreement for which Maxcom could become obligated.

     4.1.5. LEGAL COMPLIANCE. Metro Net has complied with all applicable material Laws, including but not limited to environmental laws, and the terms of each Government Approval obtained to date, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure as to comply with applicable material Laws or the terms of any Government Approval or attempting to revoke or modify any Government Approval.

     4.1.6. CONCESSION COMPLIANCE. Metro Net has complied with and is in full compliance with all the provisions, conditions and restrictions provided for in the Concession and the legal provisions governing the Concession, and is not aware of any action, investigation or complaint by the Comision Federal de Telecomunicaciones or by the Secretaria de Comunicaciones y Transportes.

     4.1.7. LABOR OBLIGATIONS COMPLIANCE. Metro Net has complied with all applicable labor and social security laws and regulations.

     4.1.8. RIGHTS TO DF NETWORK. Except as specified in Section 4.1.8 of the Disclosure Schedule:

     a) Metro Net has good, marketable and free and clear title to the DF Network, free of encumbrances or liens, except for installments of special assessments not yet delinquent and recorded easements as described in the Disclosure Schedule, covenants, and other restrictions also described in the Disclosure Schedule which do not impair the current and future use or value of the DF Network;

     b) there are no pending or, to the knowledge of any of Metro Net's directors and officers, threatened condemnation proceeding, lawsuits, or administrative actions relating to the DF Network or other matters affecting the current use of value thereof;

     c) Metro Net has received all Government Approvals, including those required by the environmental law provisions, required in connection with or for the development, construction, ownership, operation, exploitation and commercialization of the DF Network and all such Government Approvals are in full force and effect and Metro Net is in full compliance therewith;

     d) except for this Capacity Sale Agreement, there are no leases, subleases, licenses, concessions, rights of use, usufruct or other agreements, granting to any party or parties the right of use, possession, enjoyment or control of any portion of the Acquired Capacity or the Optioned Capacity, nor is there any agreement that would prevent or interfere with Metro Net's full and punctual performance of all of its obligations under this Capacity Sale Agreement;

     e) there are no outstanding options or rights of first refusal to purchase any of the Acquired Capacity or the Optioned Capacity;

     f) there are no parties other than Metro Net in possession or control of the Acquired Capacity and the Optioned Capacity.

     g) all material rights of way, either granted by Government Authorities or by private parties, have been obtained, are in full force and effect or have been duly requested;

     h) all recordations, registrations or filings required to be made in accordance with applicable law or the Concession before the Comision Federal de Telecomunicaciones or the Secretaria de Comunicaciones y Transportes, have been made;

     i) the goods and materials, including but not limited to the dark fiber, used by Metro Net to develop and construct the DF Network have been paid in full and there are no rights in favor of third parties regarding such goods, materials and dark fiber; and

     j) there are no material payments pending to be made in favor of third parties regarding the development and construction of the DF Network.

     4.2. REPRESENTATIONS AND WARRANTIES OF MAXCOM. Maxcom represents and warrants to Metro Net that the statements contained in this Section 4.2 are correct and complete as of the Effective Date, the First Closing Date, the Second Closing Date, any Additional Capacity Closing Date, and any Optioned Capacity Closing Date (as though made then and as though the First Closing Date, the Second Closing Date, any Additional Capacity Closing Dates, and any Optioned Capacity Closing Date were substituted for the Effective Date throughout this
Section 4.2.), except as set forth in the Disclosure Schedule. The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4.2.

     4.2.1. ORGANIZATION OF MAXCOM. Maxcom is a sociedad anonima de capital variable organized and validly existing under the Laws of Mexico.

     4.2.2. AUTHORIZATION OF TRANSACTION. Maxcom has full power and authority (including full corporate power and authority) to execute and deliver this Capacity Sale Agreement and to perform its obligations hereunder. This Capacity Sale Agreement constitutes the valid and legally binding obligation of Maxcom, enforceable in accordance with its terms and conditions.

     4.2.3. NON-CONTRAVENTION. Neither the execution and delivery of this Capacity Sale Agreement, nor the consummation of the transactions contemplated hereby will (i) violate any Law to which Maxcom is subject, any provision of its charter or by-laws, or any of its Government Approvals, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract lease, license, instrument, or other arrangement to which Maxcom is a party or by which it is bound or to which any of its assets is subject.

     4.2.4. FINANCIAL WHEREWITHAL. Maxcom has the financial resources to pay the Purchase Price corresponding to any portion of the Acquired Capacity or the Optioned Capacity, if any, at the time of each Closing.

     4.2.5. GOVERNMENT APPROVALS. Maxcom has received all Government Approvals required to operate in Mexico as an authorized telecommunications service provider and to provide the services to be rendered through the Acquired Capacity and the Optioned Capacity. Maxcom expressly agrees and acknowledges that Metro Net shall not be responsible, in any manner whatsoever, for the procurement of any Government Approvals required by Maxcom for the proper use of the Acquired Capacity or the Optioned Capacity.

     4.2.6. BROKER'S FEES. Maxcom has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Capacity Sale Agreement for which Metro Net could become obligated.

     4.2.7. LEGAL COMPLIANCE. Maxcom has complied with all applicable material Laws and the terms of each Government Approval obtained to date.

                                   ARTICLE 5.

                              COVENANT OF METRO NET

     Metro Net covenants and agrees to take all steps necessary to maintain in full force and effect the Concession throughout the Term and guarantee Maxcom's rights to use the Acquired Capacity and any Optioned Capacity pursuant to the terms of this Capacity Sale Agreement.

                                   ARTICLE 6.

                                 INDEMNIFICATION

     6.1. INDEMNIFICATION.

     6.1.1. BY METRO NET. Metro Net shall protect, indemnify and hold harmless Maxcom and its Affiliates and Associates against and from any cost, expense, damage, liability or loss, including reasonable attorneys' and consultants' fees ("Indemnifiable Cost") arising out of any injury, bodily or otherwise, to, or death of, persons, or for damage to, or destruction of, property belonging to or leased by Maxcom, Metro Net, or others (each a "Claim"), resulting from or attributable to the fault or the Negligence or Misconduct of Metro Net, its Affiliates or Associates or resulting from, arising out of, or in any way connected with the performance of Metro Net's obligations under this Capacity Sale Agreement or the operation of the DF Network (excluding the Acquired Capacity or the Optioned Capacity as to which the Option is exercised); excepting only any Indemnifiable Cost arising out of the fault, Negligence or Misconduct of Maxcom or its Affiliates or Associates.

     6.1.2. BY MAXCOM. Maxcom shall protect, indemnify and hold harmless Metro Net and its Affiliates and Associates against and from any Indemnifiable Cost arising out of any injury, bodily or otherwise, to, or death of, persons, or for damage to, or destruction of, property belonging to or leased by Maxcom, Metro Net, or others (each a "Claim"), resulting from or attributable to the fault or the Negligence or Misconduct of Maxcom, its Affiliates or Associates or resulting from, arising out of, or in any way connected with the performance of Maxcom's obligations under this Capacity Sale Agreement, the operation of the Acquired Capacity or the Optioned Capacity, if any, or the rescission of this Capacity Sale Agreement under its terms, excepting only any Indemnifiable Cost arising out of the fault, Negligence or Misconduct of Metro Net, its Affiliates or Associates.

     6.1.3. BY MAXCOM AND METRO NET. If, due to the joint, concurring, comparative or contributory fault, Negligence or Misconduct of the parties, either party incurs any Indemnifiable Cost arising out of any loss, damage, injury or liability of any kind or nature (each a "Claim"), such Indemnifiable Cost shall be allocated between Metro Net and Maxcom in proportion to their respective degrees of fault, Negligence, or Misconduct contributing to such Claim.

     6.2. EMPLOYEES. Neither party nor its Affiliates or Associates shall be deemed an employee of the other party. Neither party shall bring any claim against the other party or its Affiliates or Associates with respect to any liability for compensation under any applicable workmen's compensation Law.

     6.3. NOTICE AND PARTICIPATION. If any party entitled to indemnification hereunder (the "Indemnified Party") intends to seek indemnification under this Article from any other party (the "Indemnifying Party") with respect to any action or Claim, the Indemnified Party shall give the Indemnifying Party notice of such Claim or action upon the receipt of actual knowledge or information by the Indemnified Party of any possible Claim or of the commencement of such Claim or action, which notice shall in no event be later than the lesser of (i) fifteen (15) days prior to the last day for responding to such Claim or action or (ii) one half of the period allowed for responding to such Claim or action. The Indemnifying Party shall have no liability under this Article 6 for any Claim or action for which such notice is not provided, to the extent that the failure to give such notice prejudices the Indemnifying Party.

     6.4. NET AMOUNT. In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Article 6, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's actual out-of-pocket Indemnifiable Cost, net of any insurance or other recovery actually received by the Indemnified Party.

     6.5. ASSERTION OF CLAIMS. No Claims of any kind shall be asserted against any party, its Affiliates or Associates, whether arising out of contract, tort (including NegligencE), strict liability, or any other cause of or form of action, unless it is filed in a court of competent jurisdiction, or a demand for arbitration is made, within the applicable statute of limitations period for such Claim.

     6.6. SURVIVAL OF OBLIGATION. The duty to indemnify under this Article 6. shall continue in full force and effect notwithstanding the expiration or termination of this Capacity Sale Agreement, with respect to any Indemnifiable Cost arising out of an event or condition which occurred prior to such termination.

                                   ARTICLE 7.

                               DISPUTE RESOLUTION

     7.1. DISPUTE RESOLUTION BY MANAGEMENT.

     7.1.1 The parties shall attempt in good faith to resolve or curb any matter or dispute or difference of whatever nature howsoever arising under, out of, or in connection with this Capacity Sale Agreement (a "Dispute") by mutual agreement in accordance with this Article 7 before initiating any legal action or attempting to enforce any rights or remedies hereunder (including termination), regardless of whether this Article 7 is referenced in the provision of this Capacity Sale Agreement that is the basis for any such Dispute

     7.1.2. Any party wishing to resolve or cure a Dispute may give notice thereof to the other party. Within 5 (five) days of receipt of such notice, the parties' representatives shall meet to discuss the Dispute and attempt in good faith and using their best endeavors at all times to resolve the Dispute and produce written terms of settlement.

     7.1.3. If within 15 (fifteen) days of receipt of the notice referred to in
Section 7.1.2 above, the parties' representatives are unable to resolve or cure such Dispute, the Dispute shall be referred to senior officers of the parties for resolution or cure. Such senior officers shall meet to discuss the Dispute and attempt in good faith and using their best endeavors at all times to resolve the Dispute and produce written terms of settlement.

     7.1.4. If the Dispute is not resolved as evidenced by the signing of the written terms of settlement within 30 (thirty) days of receipt of the notice referred to in Section 7.1.2 above, or such longer period as may be mutually agreed by the parties, the provisions of Section 7.2 shall apply and shall provide the exclusive forum for resolving a Dispute, provided, however, that nothing contained in this Article 7 shall be construed as preventing a party from seeking preventive judicial measures or relief before a court of competent jurisdiction.

     7.2. ARBITRATION.

     7.2.1. Where any Dispute is not resolved as provided for in Section 7.1, then the Dispute shall be resolved by an arbitration tribunal (the "Tribunal") in accordance with this Section 7.2.

     7.2.2. The arbitration shall be conducted in accordance with the arbitration rules of the Rules of Arbitration of the Arbitration Center of Mexico ("CAM") as in force at the time such arbitration is commenced (the "CAM Arbitration Rules").

     7.2.3. The place of arbitration shall be Mexico City, Mexico, or any other place mutually agreed to by the parties to the Dispute and the arbitration proceedings shall be conducted in the English language.

     7.2.4. The award rendered shall be in writing and shall set forth in reasonable detail the facts of the Dispute and the reasons for the Tribunal's decision and shall apportion the costs of the arbitration.

     7.2.5. The award rendered in any arbitration commenced hereunder shall be final and binding, and the arbitral award may be enforced against the parties to the arbitration proceeding or their assets wherever they may be found and a judgment upon the arbitral award may be entered in any court having jurisdiction thereof. In addition, the parties agree that no party shall have any right to commence or maintain any legal action or proceeding concerning a Dispute until the Dispute has been determined in accordance with the arbitration procedure provided for herein and then only to enforce or facilitate the execution of the award rendered in such arbitration. The parties hereto hereby waive, to the extent permitted by Law, any rights to appeal or to review of such award by any court or tribunal.

     7.2.6. Any arbitration award hereunder shall be payable in Dollars with interest pendente lite and thereafter until actual payment.

     7.3. CONTINUED PERFORMANCE. During the conduct of dispute resolution procedures pursuant to this Article 7., (i) the parties shall continue to perform their respective obligation under this Capacity Sale Agreement, and (ii) no party shall exercise any other remedies hereunder arising by virtue of the matters in dispute.

                                   ARTICLE 8.

                                EVENTS OF DEFAULT

     The happening of an event which is deemed to be an event of default within the meaning of Sections 8.1 or 8.2 (each an "Event of Default") shall give rise to the right in the non-defaulting party to exercise remedies pursuant to
Section 8.3.

     8.1 DEFAULT BY MAXCOM.

     If Maxcom

     (i) fails to make payments in accordance with Article 2 relating to the Acquired Capacity or Article 3 relating to any Optioned Capacity, or

     (ii) makes use of the Acquired Capacity or the Optioned Capacity in any manner other than as agreed to under this Capacity Sale Agreement,

     then Metro Net may notify Maxcom in writing of such failure, setting out in such notice the details of amounts considered to be due but unpaid, or the nature of the non-complying use, the date or dates upon which the non-complying use occurred and the remedy required by Metro Net for cure. If Maxcom fails to cure (i) the non-payment as to which notice is given within 10
(ten) days after its receipt of the corresponding notice, or (ii) the non-complying use as to which notice is given within 30 (thirty) days after its receipt of the corresponding notice, then an Event of Default shall be deemed to have occurred. Metro Net shall have the right to collect interest on the unpaid amount at the rate equal to the sum of the London Interbank Offering Rate as published by the Wall Street Journal on the date of the invoice as to which payment is due, plus 10 (ten) percentage points.

     8.2 DEFAULT BY METRO NET.

     If (a) Metro Net fails, for any reason whatsoever (including without limitation in the event of encumbrance of the Acquired Capacity or the Optioned Capacity, liquidation or dissolution of Metro Net, insolvency or bankruptcy of Metro Net, seizure, revocation, cancellation and/or reversion of the Concession or any or all of the Acquired Capacity or the Optioned Capacity), to satisfy any of its obligations under the terms of this Capacity Sale Agreement, including but not limited to:

     (i) its obligation to maintain in full force and effect the Concession throughout the Term and guarantee Maxcom's rights to use without any interference or limitation the Acquired Capacity and any Optioned Capacity pursuant to the terms of this Capacity Sale Agreement; and

     (ii) its obligation to provide Maxcom with the Optioned Capacity once the corresponding Option has been duly exercised;

     or (b) there is a change of control in Metro Net where Telefonos de Mexico, S.A. de C.V., directly or indirectly, acquires control of Metro Net,

     then Maxcom may notify Metro Net in writing of such event, setting out in such notice the nature of the problem, the date or dates upon which the failure occurred. If Metro Net fails to cure such failure within 30 (thirty) days of such notice, then an Event of Default shall be deemed to have occurred.

     8.3 REMEDIES. Upon the occurrence of an Event of Default by Maxcom, Metro Net shall have the right, exercisable at its sole discretion, to exercise any other remedies available at Law and to receive the corresponding indemnification, provided that Maxcom shall continue to have the right to use the Acquired Capacity and the Optioned Capacity pursuant to the terms of this Capacity Sale Agreement.

     Upon the occurrence of an Event of Default by Metro Net, Metro Net and Maxcom agree that the terms and conditions of the Inter Owner Agreement shall immediately enter into effect, in the understanding that Maxcom shall have the right, at its sole discretion, to exercise any other remedies available at Law, to receive the corresponding indemnification and/or to terminate this Capacity Sale Agreement.

     If the Inter Owner Agreement does not enter into effect when applicable or is not enforceable in whole or in part in accordance with its terms for any reason, even as a result of a third party action (including but not limited to the telecommunications regulatory authorities, Metro Net's creditors and Metro Net's customers) or as a result of the application or interpretation of any applicable law, then this Capacity Sale Agreement may be rescinded and terminated by Maxcom, without any judicial action or resolution, by giving notice of such termination to Metro Net. In such event Metro Net shall (x) reimburse to Maxcom all the amounts paid in connection with this Agreement plus any interest accrued thereon at a rate of 16% (sixteen percent) per annum, and
(y) pay Maxcom damages (danos y perjuicios). These amounts shall be paid within the following 10 (ten) days after Maxcom has requested such payment.

                                   ARTICLE 9.

                                  MISCELLANEOUS

     9.1. COUNTERPARTS. This Capacity Sale Agreement may be executed in several counterparts with the same effect as if all parties thereto had signed the same document, provided that the several counterparts, in the aggregate, shall have been signed by all of the parties. All such counterparts of this Capacity Sale Agreement shall be construed together and shall constitute one agreement binding upon all the parties hereto.

     9.2. NOTICES. All notices under this Capacity Sale Agreement shall be in writing and shall be given to the parties entitled thereto at their respective addresses as herein set forth:

     If to Maxcom:

     Magdalena 211
     Colonia Del Valle
     Mexico, D.F.  03100
     Mexico

     Attn: Chief Operating Officer
     Phone: 5 147 1200
     Fax: 5 147 8655

     with copy to:

     Legal Department
     Phone: 5 147 1114
     Fax: 5 147 8655

     If Metro Net:

     Michoacan 22-B
     Colonia Condesa
     Mexico, D.F.  06110
     Mexico

     Attn:  Ing. Joao Carlos Tello Chapoy
     Phone: 525-264-4403
     Fax: 525-574-8122

or at such other address as any of the parties may hereafter specify in the same manner. Unless delivered personally, such notices shall be given by recognized international courier. Notices shall be deemed to have been received, and shall be effective, upon receipt. Notices of changes of address by any party shall be made in writing within 10 (ten) days of the effective date of such change.

     9.3. AMENDMENT. No amendment or modification of this Capacity Sale Agreement shall be effective unless (i) such amendment or modification is reduced to writing as signed by the parties; and (ii) amended or modified in accordance with Law.

     9.4. WAIVER OF TERMS AND CONDITIONS. Any waiver as to any of the terms or conditions of this Capacity Sale Agreement in one instance shall not operate as a waiver of the same terms and conditions or prevent the enforcement of any of the terms and conditions hereof in any other instance.

     9.5. ASSIGNMENT. Except in the case of an assignment by the parties of their rights (but not the delegation of its liabilities or obligations) hereunder to an Affiliate, no party may assign its rights or delegate its obligations under this Capacity Sale Agreement to any third party unless express consent thereto has been given by the other party. Notwithstanding any other provision hereof, no party may assign its interests hereunder during a

Dispute. As specific performance by the original parties is of the essence of this Capacity Sale Agreement, such consent may be given or declined in the sole discretion of the party not seeking to make the assignment.

     9.6. SUCCESSORS AND ASSIGNS. All the rights, benefits, duties, liabilities and obligations of the parties hereto shall inure to the benefit of and be binding upon their respective successors and permitted assigns.

     9.7. APPLICABLE LAW. This Capacity Sale Agreement is executed in accordance with and is intended to be construed under the Laws of Mexico.

     9.8. PROPRIETARY INFORMATION.

     9.8.1. Any Proprietary Information of a party (the "Disclosing Party") which is disclosed to or otherwise received or obtained by the other party (the "Receiving Party") incident to this Capacity Sale Agreement is disclosed, and shall be held, in confidence, and the Receiving Party shall not publish or otherwise disclose any Proprietary Information (as hereinafter defined) to any Person for any reason or purpose whatsoever, or use any Proprietary Information for its own purposes or for the benefit of any Person, without the prior written approval of the Disclosing Party, which approval may be granted or withheld by the Disclosing Party in its sole discretion. Each party's obligation to maintain Proprietary Information in confidence shall be deemed performed if such party observes, with respect thereto, the same safeguards and precautions which such party observes with respect to its own proprietary information of the same or similar kind.

     9.8.2. The term "Proprietary Information" means all information, written or oral, which has been or is disclosed by the Disclosing Party, or by any Person in a confidential relationship with the Disclosing Party, or which otherwise becomes known to the Receiving Party, or to any Person in a confidential relationship with the Receiving Party, and which (x) relates to matters such as patents, trade secrets, research and development activities, draft or final contracts or other business arrangements, books and records, budgets, cost estimates, pro forma calculations, engineering work product, environmental compliance, vendor lists, suppliers, manufacturing processes, energy consumption, pricing information, private processes, and other similar information, as they may exist form time to time, or (y) the Disclosing Party expressly designates in writing to be confidential. However, Proprietary Information shall exclude information falling into any of the following categories:

     a) information that, at the time of disclosure hereunder, is in the public domain, other than information that entered the public domain by breach of this or any other agreement, or in violation of any Law;

     b) information that, after disclosure hereunder, enters the public domain, other than information that entered the public domain by breach of this or any other agreement, or in violation of any Law;

     c) information, other than that obtained from third parties, that prior to disclosure hereunder, was already in the recipient's possession, either without limitation on disclosure to others or subsequently becoming free of such limitation;

     d) information obtained by the recipient from a third party having an independent right to disclose the information; or

     e) information that is available through independent research without use of or access to the Proprietary Information.

     9.8.3. Each party agrees that it will make available Proprietary Information received from another party to its Affiliates, consultants, legal advisors and Associates only on a need-to-know basis, and that all Persons to whom such Proprietary Information is made available will be made aware of the confidential nature of such Proprietary Information, and will be required to agree to hold such Proprietary Information in confidence under terms substantially identical to the terms hereof.

     9.8.4. Nothing herein shall limit the right of the Receiving Party to provide any Proprietary Information to any Government Authority having jurisdiction over or asserting a right to obtain such information, provided that (i) such Government Authority requires or orders that such Proprietary Information be provided, and (ii) the Receiving Party promptly advises the Disclosing Party of any request for such information by such Government Authority and cooperates in giving the Disclosing Party an opportunity to present objections, requests for limitation, and or requests for confidentiality or other restrictions on disclosure or access, to such Government Authority.

     9.8.5. In the event of a breach or threatened breach of the provisions of
Section 9.8.1 above by any Receiving Party, the Disclosing Party shall be entitled to an injunction restraining such party from such breach. Nothing contained herein shall be construed as prohibiting the Disclosing Party from pursuing any other remedies available for such breach or threatened breach of this Capacity Sale Agreement.

     9.8.6. The obligation to retain information in confidence shall continue in full force and effect during the term of this Capacity Sale Agreement and for a period of 10 (ten) years thereafter, notwithstanding the expiration or termination of this Capacity Sale Agreement, with respect to any information obtained by any party prior to such termination.

     9.9. SEVERABILITY. If any provision of this Capacity Sale Agreement shall be determined to be unenforceable, void or otherwise contrary to Law, such condition shall in no manner operate to render any other provision of this Capacity Sale Agreement unenforceable, void or contrary to Law and this Capacity Sale Agreement shall continue in force in accordance with the remaining terms and provisions hereof, unless such condition invalidates the purpose or intent of this Capacity Sale Agreement. In the event that any of the provisions, or portions or applications thereof, of this Capacity Sale Agreement are held unenforceable or invalid by any court of competent jurisdiction, the parties shall negotiate in good faith to attempt to implement an equitable adjustment in the provisions of this Capacity Sale Agreement with a view toward effecting the purposes of this Capacity Sale Agreement by replacing the provision that is unenforceable, void, or contrary to Law with a valid provision the economic effect of which comes as close as possible to that of the provision that has been found to be unenforceable, void, or contrary to Law.

     9.10. EXPENSES; TAXES. Each of the parties hereto shall pay all of its own Taxes and bear its own costs and expenses incurred in connection with the negotiation and preparation of this Capacity Sale Agreement and with meeting the conditions required to be satisfied by it for each of the Closings; provided, however, that Maxcom shall pay to Metro Net, for the account of Metro Net as directed, upon the occurrence of the First Closing in accordance with Section
2.7 above, U.S.$200,000 (Two Hundred Thousand U.S. Dollars), plus any applicable value added tax, in cash to reimburse Metro Net for its costs and expenses incurred in preparing to perform under this Capacity Sale Agreement.

     9.11. INTEGRATION. There are no understandings between the parties as to the subject matter of this Capacity Sale Agreement other than as set forth herein, and this Capacity Sale Agreement, together with the Maintenance Agreement and the other agreements, documents, documents and showings delivered at or as conditions to an of the Closing represent the entire understanding between the parties in relation to the subject matter hereof. This Capacity Sale Agreement supersedes any and all previous agreements, including any arrangements or discussions between the parties (whether written or oral) in respect of the subject matter hereof, all of which are hereby abrogated and withdrawn.

     9.12. SURVIVAL. The applicable provisions of this Capacity Sale Agreement shall continue in effect after the expiration of the term of this Capacity Sale Agreement, to the extent necessary to provide for final billing and adjustment, and to make other appropriate settlements hereunder.

     9.13. PRESS RELEASES AND PUBLICITY. Neither party shall issue any press release or make any public announcement relating to the subject matter of this Capacity Sale Agreement without the prior written approval of the other party.

     9.14. NO THIRD PARTY BENEFICIARIES. This Capacity Sale Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns.

     9.15. RELATIONSHIP OF THE PARTIES. Neither party nor its Affiliates and Associates shall be deemed, by virtue of such party's execution of this Capacity Sale Agreement to be an affiliate, Associate, contractor, vendor, representative, joint venturer, member or partner of the other party or its Affiliates and Associates, and a party may not hold itself out as such.

     9.16. LANGUAGE. The language of this Capacity Sale Agreement and of all agreements between the parties shall be English unless otherwise agreed to by the parties in writing. To the extent permitted by Law, the English version of this Capacity Sale Agreement and of all agreements between the parties shall prevail over the translation thereof into any other language.

     9.17. FURTHER ASSURANCES. Metro Net and Maxcom shall execute and deliver any and all additional instruments, papers, deeds, contratos, documents and other assurances, and shall do any and all acts and things as may be necessary or appropriate to consummate the transactions contemplated by this Capacity Sale Agreement and to carry out the intention of the parties.

     9.18. FILING BEFORE THE PUBLIC REGISTRY OF COMMERCE. Metro Net shall provide all the information and to execute all documents required or needed in order for Maxcom to be able to file this Capacity Sale Agreement before the Public Registry of Commerce and registered in the Folio Mercantil corresponding to Metro Net.

     IN WITNESS WHEREOF, the parties hereto have executed this Capacity Sale Agreement as of the day and year first above written.

                                MAXCOM TELECOMUNICACIONES, S.A. DE C.V.



                                By:     /s/  GIAN CARLO PECCHIONI
                                        ----------------------------------
                                        Name:    Ing. Gian Carlo Pecchioni
                                        Title:   Chief Executive Officer

                                METRO NET, S.A. DE C.V.




                                By:     /s/  JOAO CARLOS TELLO CHAPOY
                                        --------------------------------------
                                        Name:    Ing. Joao Carlos Tello Chapoy
                                        Title:   Chief Executive Officer

AMENDMENT AND ADDITIONS TO THE METROPOLITAN NETWORK CAPACITY SALE AGREEMENT, THE MASTER SERVICES AGREEMENT AND THE MAINTENANCE AGREEMENT (THE "AMENDMENT") MADE AS OF THIS 21 DAY OF DECEMBER, 2000 BY AND BETWEEN MAXCOM TELECOMUNICACIONES, S.A. DE C.V. ("MAXCOM"), AND METRO NET, S.A. DE C.V. ("METRO NET").

     WHEREAS, Maxcom and Metro Net executed the Metropolitan Network Capacity Sale Agreement on April 28, 2000 (the "Capacity Sale Agreement");

     WHEREAS, Maxcom and Metro Net executed the Master Services Agreement on May 18, 1999, as amended on April 28, 2000 (the "Master Services Agreement");

     WHEREAS, Maxcom and Metro Net executed the Maintenance Agreement on June 1st, 2000 (the "Maintenance Agreement");

     WHEREAS, Maxcom desires to have a complete and fully operational network comprised of the Acquired Capacity with four POPs (Magdalena, El Toreo, Maxcom - Vallejo and Galerias), which shall include the completion of all pending items of the Punch List for the First Closing;

     WHEREAS, Maxcom and Metro Net have agreed to convert Metro Net's obligation to deliver to Maxcom the South Ring Mexico City Backbone Capacity by November 30, 2000, into a conventional call option in favor of Maxcom; and

     WHEREAS, Maxcom and Metro Net desire to amend and add the Network Capacity Sale Agreement, the Master Services Agreement and the Maintenance Agreement to, among other things, reflect the new agreements and understandings between Maxcom and Metro Net, in accordance with the terms of this Amendment.

     NOW THEREFORE, in consideration of the mutual obligations herein contained, Maxcom and Metro Net amend the Capacity Sale Agreement pursuant to the following:

                                  C L A U S E S

                                   ARTICLE 1.

                         DEFINITIONS AND INTERPRETATION

     1.1. TERMS. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Capacity Sale Agreement, the Master Services Agreement or the Maintenance Agreement, as applicable.

     1.2. INTERPRETATION. Unless otherwise required by the context in which any term appears: the singular of a term also includes the plural, and the masculine, the feminine and neuter; references to "Articles," "Sections," "Exhibits," "Schedules," or "Appendices" are references to articles, sections, exhibits, schedules or appendices of this Amendment or of the Capacity Sale Agreement, the Master Services Agreement or the Maintenance Agreement, as applicable; the titles of the Articles and Sections are a matter of convenience of reference only, and do not affect the meaning or construction of any provision of the agreement where they are use; references to a particular entity include a reference to such entity's successor and permitted assigns; the words "herein, "hereof" and "hereunder" refer to this Amendment as a whole and not to any particular section or subsection; the words "include," "includes" or "including" mean "including, but not limited to"; references to an agreement shall be to such agreement as amended and supplemented or modified to the date of reference; references to any applicable Law shall be to such Law as amended, supplemented, modified or replaced from time to time; and "day" shall mean calendar day, and whenever an event is to be performed by a particular date, or a period ends on a particular date, and the date in question falls on a Saturday or Sunday, or a day when the commercial banks are not authorized to open in the jurisdiction in which the relevant performance is to occur, the event shall be performed, or the period shall end, on the next succeeding business day. The parties confirm that they have agreed to the wording of this Amendment, and none of the provisions hereof shall be construed against one party on the ground that such party is the author of any part hereof.

                                   ARTICLE 2.

                       ACTIVATION OF THE ACQUIRED CAPACITY

     2.1. CONNECTION OF THE ACQUIRED CAPACITY TO MAXCOM'S POPS. As a condition precedent to the effectiveness of this Amendment, Metro Net shall deliver to Maxcom upon the execution of this Amendment the Acquired Capacity fully activated and in operations with dual connection the following POPs:

     A)   Magdalena

     B)   Galerias

     C)   Maxcom - Vallejo

     D)   El Toreo

     Attached to this Amendment as Exhibit A1 is the Acceptance Protocol signed by Maxcom and Metro Net which shows that the Acquired Capacity and the connection of the POPs listed above is fully activated and in operations with dual connection in each POP, in accordance with industry standards and at Maxcom's satisfaction.

     2.2. COMPLETION OF PUNCH LIST. As a condition precedent to the effectiveness of this Amendment, Metro Net shall have duly completed all the items of the Punch List for the First Closing, except for the dual connection of the Radio Centro, Torre Latino and Maxcom New Switch (Tlalnepantla) POPs, in accordance with Section 2.3 below.

     Attached to this Amendment as Exhibit A2 is a Certificate of Completion of Punch List for the First Closing duly signed by Maxcom and Metro Net.

     2.2.1. PAYMENT OF PUNCH LIST. Maxcom shall pay to Metro Net upon the execution of this Amendment and for the completion of all items of the Punch List for the First Closing as stipulated in Section 2.2 above the amount of U.S.$1,071,156 (One million seventy one thousand one hundred fifty six and 15/100 dollars), currency of the United States of America ("Dollars" or "U.S.$"), plus the corresponding Value Added Tax (IVA).

     Metro Net shall deliver to Maxcom the corresponding invoice evidencing payment, which shall be issued in accordance with the corresponding taxation requirements.

     2.3. RELEASE OF METRO NET'S OBLIGATIONS TO COMPLETE DUAL CONNECTION OF RADIO CENTRO, TORRE LATINO AND MAXCOM NEW SWITCH (TLALNEPANTLA) POPS. Maxcom hereby releases Metro Net from its obligation to complete the dual connection of Radio Centro, Torre Latino and Maxcom New Switch (Tlalnepantla) POPs.

     2.3.1. CONSIDERATION FOR THE RELEASE OF METRO NET'S OBLIGATION TO COMPLETE CONNECTION OF POPS. As a consideration to Maxcom for releasing Metro Net of its obligations to comply with the dual connection of Radio Centro, Torre Latino and Maxcom New Switch (Tlalnepantla) POPs, Metro Net shall provide to Maxcom with the following considerations:

     a) A purchase price adjustment in the form of payment to Maxcom upon the execution of this Amendment (or, if agreed by the parties, no later than February 1st, 2001) of an amount of U.S.$300,000 (Three hundred thousand and 00/100) Dollars, plus the corresponding Value Added Tax (IVA), which shall be paid in cash to Maxcom upon the execution of this Amendment.

     Metro Net will evidence the payment above with a Note of Credit for an amount of U.S.$300,000 (Three hundred thousand and 00/100) Dollars, plus the corresponding Value Added Tax (IVA), which shall be delivered to Maxcom upon the execution of this Amendment (or, if agreed by the parties, no later than February 1st, 2001).

     b) Waiver of all amounts for the rendering of telecommunication services provided by Metro Net to Maxcom in Radio Centro, Galerias, Maxcom - Vallejo and El Toreo sites, in accordance with the Master Services Agreement (as amended) for a period beginning on October 1st, 2000 and ending on February 28, 2001.

     The waiver involves an amount of U.S.$176,054 (One hundred seventy six thousand fifty four and 00/100) Dollars per month, plus the applicable Value Added Tax (IVA), as evidenced by the Work Orders (Ordenes de Trabajo) detailed in Exhibit A3 attached hereto.

     To evidence this waiver, Metro Net shall issue the corresponding invoices for the services rendered in the sites and for the period mentioned in this clause b) in zero.

                                   ARTICLE 3.

                    SOUTH RING MEXICO CITY BACKBONE CAPACITY

     3.1. CONVERSION OF METRO NET'S OBLIGATION IN CONNECTION WITH THE SOUTH RING MEXICO CITY BACKBONE CAPACITY. Maxcom and Metro Net hereby convert Metro Net's obligation to deliver to Maxcom the South Ring Mexico City Backbone Capacity by November 30, 2000 and Condition Precedent, as stipulated in Section 2.10.2 of the Capacity Sale Agreement, into a conventional call option in favor or Maxcom in accordance with the following terms and conditions.

     3.1.1. GRANT OF OPTION. Metro Net hereby grants to the benefit of Maxcom the non-transferable option to acquire the South Ring Mexico City Backbone Capacity (the "Call Option"). Any use of the South Ring Mexico City Backbone Capacity acquired through the exercise of the Call Option would be pursuant to the terms and conditions of the Capacity Sale Agreement. The exercise of the Call Option shall be subject to these conditions:

     a) CALL OPTION EXERCISE PRICE: The purchase price for South Ring Mexico City Backbone Capacity shall be U.S.$6,750.00 (Six thousand seven hundred fifty and 00/100) Dollars per kilometer of fiber optic strand, plus any amounts corresponding to the applicable Value Added Tax (IVA), payable in cash on the corresponding Closing Date by wire transfer or delivery of immediately available funds ("Call Option Exercise Price"), except that 15% (fifteen percent) of the Purchase Price shall be withheld by Maxcom until the minor deficiencies listed in the Punch List for the corresponding Call Option Closing is fully completed to Maxcom's satisfaction.

     b) Call Option Exercise Period: Maxcom may exercise the Call Option to acquire the South Ring Mexico City Backbone Capacity at any time from the execution date of this Amendment (the "Effective Date for the Call Option") and until a term of 3 (Three) years have elapsed since the complete regularization (the "Regularization") of the South Ring Mexico City Backbone Capacity (the "Expiration Date for the Call Option").

     For purposes of this Amendment, Regularization means that Metro Net has complied with, and maintains in full force and effect, all applicable material Laws, including but not limited to environmental laws and all Government Approval have been duly granted and are in full force and effect in connection with the development, construction, maintenance, operation, ownership, exploitation or commercialization of the South Ring Mexico City Backbone Capacity, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure as to comply with applicable material Laws or the terms of any Government Approval or attempting to revoke or modify any Government Approval, including Metro Net's Concession.

     c) REGULARIZATION NOTIFICATION AND VERIFICATION. No later than five (5) business days after the Regularization is completed, Metro Net will notify Maxcom of such Regularization (the "Regularization Notice").

In the Regularization Notice Metro Net shall include i) a representation and warranty stating that the Regularization is completed and all Government Approvals have been obtained and are in full force and effect and, ii) a list of all material Government Approvals related to the South Ring Mexico City Backbone Capacity.

     Metro Net shall grant Maxcom full access to its records, documents and files in order for Maxcom to perform a full due diligence of the Regularization (the "Regularization Due Diligence").

     The Regularization Due Diligence shall comprise a period not to exceed thirty (30) business days (the "Due Diligence Period").

     Once the Due Diligence Period is over, Maxcom shall have five (5) business days i) to challenge the Regularization and make inquiries and comments regarding the Regularization (the "Regularization Rejection") or ii) to accept that the Regularization is completed in which case Maxcom shall issue within such five (5) business day period a letter accepting the Regularization (the "Regularization Acceptance"). In any case, if Maxcom has not issued either a Regularization Rejection or a Regularization Acceptance within a ten (10) business day period following the date of the Regularization Notice, Maxcom shall be deemed to have accepted that the Regularization is satisfactorily completed.

     For purposes of this Amendment (including clauses b) and d) herein) the Regularization shall be construed to occur once Maxcom issues the Regularization Acceptance or is deemed to have accepted that the Regularization is satisfactorily completed. If Maxcom issues a Regularization Rejection, Maxcom and Metro Net shall negotiate in good faith the causes and problems with the lack of Regularization.

     d) Regularization Deadline. Metro Net undertakes the obligation to have the South Ring Mexico City Backbone Capacity in complete Regularization no later than 18 (Eighteen) months after the execution of this Amendment (the "Deadline").

     e) Penalty in Case of Default to Regularization Deadline. If Metro Net fails to comply the Regularization of the South Ring Mexico City Backbone Capacity by the Deadline, Metro Net shall pay to Maxcom a penalty (as liquidated damages) of U.S.$300,000 (Three hundred thousand and 00/100) Dollars, payable in cash no later than 30 (Thirty) natural days after such default has occurred.

     3.1.2. NON-ASSUMPTION OF LIABILITIES. Except to the extent expressly provided herein and in the Maintenance Agreement, the acquisition by Maxcom of the South Ring Mexico City Backbone Capacity does not impose on Maxcom any obligations or liabilities as they relate to the DF Network (including the South Ring Mexico City Backbone), including but not limited any obligations or liabilities for the payment of Taxes, right-of-way fees, duties or obligations or liabilities assumed or incurred by Metro Net in the development, construction, ownership, operation, exploitation or commercialization of the DF Network (including the South Ring Mexico City Backbone).

     3.1.3 CALL OPTION EXERCISE NOTIFICATION. Maxcom may elect to exercise the Call Option at any time during the applicable Call Option Period by delivery of a written notice to Metro Net (the "Call Option Exercise Notification"). As promptly or practicable after receipt of the Call Option Exercise Notification, but in any case within 30 (Thirty) days after receipt of the Call Option Exercise Notification, Metro Net shall cause the closing (the "Call Option Closing Date") for the acquisition by Maxcom of South Ring Mexico City Backbone Capacity (the "Call Option Closing").

     The Call Option Closing shall take place no later than the Call Option Closing Date at a location to be mutually agreed by the parties commencing at 10:00 A.M. local time on the day following the satisfaction or written waiver of all conditions to the obligations of the parties to consummate the transactions contemplated by this Article 3 or such other time as the parties may mutually determine.

     3.1.4. DELIVERIES AT THE CALL OPTION CLOSING. At the Call Option Closing:

     a) Metro Net will deliver to Maxcom the various certificates, instruments, and documents referred to in Section 3.2 g) below;

     b) Maxcom will pay to Metro Net the sum of the Call Option Exercise Price corresponding to the Call Option, plus any applicable Value Added Tax (IVA).

     3.2. PROCESS TO CALL OPTION CLOSING.

     3.2.1. CALL OPTION CLOSING. Upon the Call Option Exercise Notification, Metro Net shall comply with the following requirements, which may be waived by Maxcom at Maxcom's sole discretion:

     a) Metro Net shall make the representations and warranties set forth in
Section 4.1 of the Capacity Sale Agreement, in connection with the Call Option Closing and such representation and warranties shall be true and correct in all material respects as of the Call Closing Date and Maxcom shall have reasonably confirmed such compliance to its satisfaction;

     b) Metro Net shall have performed and complied with all of its covenants hereunder and under the Capacity Sale Agreement (including but not limited to those provided in Article 5 of the Capacity Sale Agreement) in all material respects through the Call Option Closing Date and Maxcom shall have reasonably confirmed such compliance to its satisfaction;

     c) Maxcom shall have the right to reasonably confirm at its satisfaction, through prior verification, that the fiber optic capacity being delivered by Metro Net at the Call Option Closing Date complies with Maxcom's Acceptance Protocol; in the understanding that the corresponding Call Option Closing may take place even if there are some minor deficiencies as of such Call Option Closing Date to be listed in the corresponding Punch List;

     d) Metro Net shall make the representation and warranty that there is no action, suit, or proceeding pending or threatened against Metro Net before any Government Authority wherein an unfavorable injunction, judgment, order, decree, ruling, charge or award would (i) prevent perfection or consummation of any of the transactions contemplated by the Capacity Sale Agreement or this Amendment,
(ii) cause any of the transactions contemplated by the Capacity Sale Agreement or this Amendment to be rescinded following perfection or consummation, (iii) affect adversely the right of Maxcom to own, use and control the Acquired Capacity, the Call Option or the Optioned Capacity, and no such injunction, judgment, order, decree, ruling, charge or award shall be in effect;

     e) Metro Net shall make the representation and warranty that all other actions to be taken by Metro Net, and all other certificates, instruments, and other documents required to effect the transactions contemplated hereby with respect to the sale of the South Ring Mexico City Backbone Capacity have occurred and been delivered in form and substance satisfactory to Maxcom; and

     f) Metro Net shall have delivered to Maxcom a certificate to the effect that each of the conditions specified in these Sections is satisfied in all respects.

     3.3. In accordance with this Article 3, Maxcom releases Metro Net of all its obligations related to the delivery of the South Ring Mexico City Backbone Capacity by November 30, 2000 and Maxcom further relinquishes the right to terminate the Capacity Sale Agreement in accordance with Section 2.10.2 of the Capacity Sale Agreement.

                                   ARTICLE 4.

             TELECOM CONSULTING SERVICES AND RE-ENGINEERING SERVICES

     4.1. Provision of Telecomm Services by Maxcom. As part of this Amendment, Maxcom and Metro Net agree that Maxcom shall provide to Metro Net consulting services in the telecommunications area (the "Telecom Consulting Services").

     4.1.1. SCOPE OF WORK OF THE TELECOMM CONSULTING SERVICES. The Telecomm Consulting Services shall comprise the following services: technical support requested by Metro Net from time to time in those areas of competence recognized by Maxcom's concessions and that are Maxcom's expertise in local telephony.

     4.1.2. TERM FOR THE TELECOMM CONSULTING SERVICES. The term for the Telecomm Consulting Services shall be for ten (10) months, starting on January, 01, 2001 and ending on October 31, 2001 and such term shall be compulsory for Metro Net (the "Compulsory Term"), but not for Maxcom which may terminate the provision of Telecomm Consulting Services at any time with a prior written notification of ten (10) business days.

     4.1.3. FEES FOR THE TELECOMM CONSULTING SERVICES. Metro Net shall pay a retainer fee of USD$68,000 (Sixty eight thousand and 00/100) Dollars per month, plus the corresponding Value Added Tax ("IVA"), payable in cash within the first three (3) business days of each month (the "Telecom Retainer Fee"). This payment shall be made through the application of the proportional part of the Down Payment (as defined below) of the Telecomm Retainer Fee.

     Maxcom shall deliver to Metro Net the corresponding invoice evidencing payment, which shall be issued in accordance with the corresponding taxation requirements.

     4.1.4. DOWN PAYMENT OF THE TELECOMM RETAINER FEE. Upon the execution this Amendment (or, if agreed by the parties, no later than February 1st, 2001), Metro Net shall pay Maxcom the down payment of the whole amount of the Telecomm Retainer Fee for 10 (ten) months for a total of USD$680,000 (Six hundred eighty thousand and 00/100), plus the corresponding Value Added Tax (IVA) (the "Down Payment"). Maxcom shall apply the proportional part of the Down Payment to the payment of the Telecomm Consulting Services each month in accordance with this
Section 4.1.

     4.2. PROVISION OF RE-ENGINEERING SERVICES BY MAXCOM. As part of this Amendment, Maxcom and Metro Net hereby acknowledge the services provided by Maxcom to Metro Net during October, November and December 2000 regarding the re-engineering of Metro Net's telecommunication network architecture in connection with the change of topography of the dedicated leased capacity provided by Metro Net to Maxcom (the "Re-engineering Services").

     4.2.1. PAYMENT OF THE RE-ENGINEERING SERVICES. Metro Net agrees to pay Maxcom for the Re-engineering Services provided during October, November and December 2000, upon the execution of this Amendment (or, if agreed by the parties, no later than February 1st, 2001), the total amount of USD$520,000 (Five hundred twenty thousand and 00/100) Dollars, plus the applicable Value Added Tax (IVA), corresponding to the months of October, November and December all of 2000, as follows:

     i) U.S.$165,000 (One hundred sixty five thousand and 00/100) Dollars, plus the applicable Value Added Tax (IVA) for the month of October 2000;

     ii) U.S.$180,000 (One hundred eighty thousand and 00/100) Dollars, plus the applicable Value Added Tax (IVA) for the month of November 2000; and,

     iii) U.S.$175,000 (One hundred seventy five thousand and 00/100) Dollars, plus the applicable Value Added Tax (IVA) for the month of December 2000.

     Maxcom shall deliver to Metro Net the corresponding invoice evidencing payment, which shall be issued in accordance with the corresponding taxation requirements.

                                   ARTICLE 5.

                         SPECIAL INTER-CARRIER TARIFF

     5.1. Maxcom and Metro Net agree upon the new special inter-carrier tariff (the "Special Inter-Carrier Tariff") and therefore amend the Master Services Agreement accordingly.

     The Special Inter-Carrier Tariff shall be in accordance with Exhibit A4 attached hereto.

     The Special Inter-Carrier Tariff shall apply to all Work Orders (Ordenes de Servicio) for services required in accordance with the Master Services Agreement for connections from Maxcom to any Carriers.

     For purposes of this Amendment, Carriers shall mean a concessionaire holding a concession granted by the SCT to provide telecommunication services.

     The Special Inter-Carrier Tariff application shall start as of January 1st, 2001, and Metro Net shall make the appropriate regulatory filings

                                   ARTICLE 6.

                                 MAINTENANCE FEE

     6.1. Maxcom and Metro Net acknowledge and agree that in accordance with the Maintenance Agreement, Maxcom shall begin paying the Maintenance Fee upon the execution of this Amendment.

                                   ARTICLE 7.

                               DISPUTE RESOLUTION

     7.1. DISPUTE RESOLUTION BY MANAGEMENT.

     7.1.1 The parties shall attempt in good faith to resolve or curb any matter or dispute or difference of whatever nature howsoever arising under, out of, or in connection with this Amendment (a "Dispute"), in accordance with Article 7 of the Capacity Sale Agreement.

                                   ARTICLE 8.

                                  MISCELLANEOUS

     8.1. COUNTERPARTS. This Amendment may be executed in several counterparts with the same effect as if all parties thereto had signed the same document, provided that the several counterparts, in the aggregate, shall have been signed by all of the parties. All such counterparts of this Amendment shall be construed together and shall constitute one agreement binding upon all the parties hereto.

     8.2. NOTICES. All notices under this Amendment shall be made in accordance with Section 9.2 of the Capacity Sale Agreement

     8.3. AMENDMENT. No amendment or modification of this Amendment shall be effective unless (i) such amendment or modification is reduced to writing as signed by the parties; and (ii) amended or modified in accordance with Law.

     8.4. WAIVER OF TERMS AND CONDITIONS. Any waiver as to any of the terms or conditions of this Amendment in one instance shall not operate as a waiver of the same terms and conditions or prevent the enforcement of any of the terms and conditions hereof in any other instance.

     8.5. ASSIGNMENT. Except in the case of an assignment by the parties of their rights (but not the delegation of its liabilities or obligations) hereunder to an Affiliate, no party may assign its rights or delegate its obligations under this Amendment to any third party unless express consent thereto has been given by the other party. Notwithstanding any other provision hereof, no party may assign its interests hereunder during a Dispute.

     8.6. SUCCESSORS AND ASSIGNS. All the rights, benefits, duties, liabilities and obligations of the parties hereto shall inure to the benefit of and be binding upon their respective successors and permitted assigns.

     8.7. APPLICABLE LAW. This Amendment is executed in accordance with and is intended to be construed under the Laws of Mexico.

     8.8. SEVERABILITY. If any provision of this Amendment shall be determined to be unenforceable, void or otherwise contrary to Law, such condition shall in no manner operate to render any other provision of this Amendment unenforceable, void or contrary to Law and this Amendment shall continue in force in accordance with the remaining terms and provisions hereof, unless such condition invalidates the purpose or intent of this Amendment. In the event that any of the provisions, or portions or applications thereof, of this Amendment are held unenforceable or invalid by any court of competent jurisdiction, the parties shall negotiate in good faith to attempt to implement an equitable adjustment in the provisions of this Amendment with a view toward effecting the purposes of this Amendment by replacing the provision that is unenforceable, void, or contrary to Law with a valid provision the economic effect of which comes as close as possible to that of the provision that has been found to be unenforceable, void, or contrary to Law.

     8.9. INTEGRATION. There are no understandings between the parties as to the subject matter of this Amendment other than as set forth herein, and this Amendment, together with the Capacity Sale Agreement, the Master Services Agreement, the Maintenance Agreement and the Inter Owner Agreement and the other agreements, documents, documents and showings delivered at or as conditions to an of the Closings represent the entire understanding between the parties in relation to the subject matter hereof. This Amendment supersedes any and all previous agreements, including any arrangements or discussions between the parties (whether written or oral) in respect of the subject matter hereof, all of which are hereby abrogated and withdrawn.

     8.10. RELATIONSHIP OF THE PARTIES. Neither party nor its Affiliates and Associates shall be deemed, by virtue of such party's execution of this Amendment to be an affiliate, Associate, contractor, vendor, representative, joint venturer, member or partner of the other party or its Affiliates and Associates, and a party may not hold itself out as such.

     8.11. LANGUAGE. The language of this Amendment and of all agreements between the parties shall be English unless otherwise agreed to by the parties in writing. To the extent permitted by Law, the English version of this Amendment and of all agreements between the parties shall prevail over the translation thereof into any other language.

     8.12. FURTHER ASSURANCES. Metro Net and Maxcom shall execute and deliver any and all additional instruments, papers, deeds, contratos, documents and other assurances, and shall do any and all acts and things as may be necessary or appropriate to consummate the transactions contemplated by this Amendment and to carry out the intention of the parties.

     8.13. FORCE MAJEURE. A delay in or failure of performance hereunder by either party shall be excused to the extent caused by Force Majeure. For purposes hereof, "Force Majeure" shall mean the following events or circumstances, or a combination of such events or circumstances, which are beyond the reasonable control of a party claiming Force Majeure and that materially and adversely affects the performance by such affected party of its obligations under or pursuant to this Amendment, provided that such material and adverse effect could not have been prevented, bypassed, overcome, or remedied by the affected party through the exercise of due diligence and reasonable care or its compliance with Industry Standards, good industry practice and with the obligations assumed herein: drought, flood, earthquake, volcanic eruption, fire, landslide, cyclone, typhoon, or tornado, or other acts of God or declared acts of war, or any actual or constructive expropriation of any part of the DF Network by any Government Authority. The foregoing provisions allowing a party to claim excuse due to Force Majeure shall not relieve such party from using its best efforts to overcome or remove such Force Majeure. A party claiming such failure or delay shall give prompt notice thereof to the other party, together with a description of such efforts to overcome the Force Majeure.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.                     METRO NET, S.A. DE C.V.


By:     /s/  ALEJANDRO MARTINEZ                             By:   /s/  MURRAY H. CASE
        ------------------------------------                      ------------------------------------
Name:    Alejandro Martinez                                 Name:    Murray H. Case
Title:   Executive VP and CFO                               Title:   Chief Financial Officer

                                LIST OF EXHIBITS

Exhibit A1     Acceptance Protocol completed showing the Acquired Capacity
               Activation.

Exhibit A2     Certificate of Completion of Punch List for the First Closing.

Exhibit A3     List of Work Orders (Ordenes de Trabajo) in connection with
               Section 2.3.1. b).

Exhibit A4     Special Inter - Carrier Tariff.